AVALON
RARE METALS INC.

Suite 1901 - 130 Adelaide Street West
Toronto, ON Canada M5H 3P5
Telephone: (416) 364-4938 Fax: (416) 364-5162
Website: http://www.avalonraremetals.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Avalon Rare Metals Inc. (the "Company") will be held at The Toronto Board of Trade, Room A/B/C (located on the 4th floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Thursday, January 27, 2011, for the following purposes:

(1) to receive the audited financial statements of the Company for the financial year ended August 31, 2010 together with the report of the auditors thereon;

(2) to elect directors of the Company for the ensuing year;

(3) to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

(4) to consider a resolution to approve the unallocated options under the Company's stock option plan;

(5) to consider and, if deemed advisable, pass with or without variation, a special resolution for continuance of the Company from being governed by the *Business Corporations Act* (British Columbia) to being governed by the *Canada Business Corporations Act*; and

(6) to approve to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the accompanying information circular. A copy of the President's Letter and the audited financial statements of the Company as at and for the year ended August 31, 2010 and the report of the auditors of the Company thereon, also accompanies this notice of the Meeting. The directors of the Company have fixed the close of business on November 29, 2010 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

DATED at Toronto, Ontario this 20th day of December, 2010.

BY ORDER OF THE BOARD

Donald S. Bubar
President and Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada M5H 4H1, fax number: (416) 361-0470 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.